Exhibit 99.1

November 9, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that as of the date hereof, Grupo Financiero Galicia S.A. and its subsidiary, Banco de Galicia y Buenos Aires Sociedad Anónima (“Banco de Galicia”), have agreed to implement the split-off of a certain part of Banco de Galicia´s assets comprised of its holdings in Tarjetas Regionales S.A., which represents 77% of the capital stock of Tarjetas Regionales S.A. The holdings in Tarjetas Regionales S.A. wil be included as an asset of Grupo Financiero Galicia S.A. The split-off transaction was entered into as a result of a previous commitment by Grupo Financiero Galicia S.A. and Banco de Galicia.

The Special Balance Sheet and the Special Consolidated Split-off Balance Sheet are dated as of September 30, 2017.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com